

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2023

Mitchell Cariaga
Director
Oak Woods Acquisition Corp.
101 Roswell Drive
Nepean, ON
K2J 0H5, Canada

   Re: Oak Woods Acquisition Corp.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed March 10, 2023
    File No. 333-269862

Dear Mitchell Cariaga:

  We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 17, 2023 letter.

Amendment No. 1 to Form S-1 filed March 10, 2023

Capitalization, page 117

1. We note your response to comment 1. Since the private warrants will require liability treatment under ASC 815-40, the "as adjusted" column of your capitalization table must reflect the estimated fair value of this liability in order to present an accurate depiction of your capitalization after giving effect to the sale of units and private securities. Please revise.

You may contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Warren A. Raiti, Esq.